China Packaging Group Inc.

No. 2 Beitang Road

Xiaoshan Economic and

Technological Development Zone

Hangzhou, Zhejiang Province 311215

People’s Republic of China

October 29, 2010

Via EDGAR and Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attn:                    John Reynolds

Edwin Kim

Brian McAllister

Ryan Milne

Re:                             China Packaging Group Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed on October 8, 2010

File No.: 333-168370

Ladies and Gentlemen:

We hereby submit the Company’s responses to the comments from the Staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 25, 2010, with respect to the above referenced Registration Statement on Form S-1.

For the Staff’s convenience, each comment is included herein and followed by our response. Page references contained in our responses refer to the page numbers contained in Amendment No. 3 to the Registration Statement filed with the Commission on October 29, 2010. We are enclosing four copies of Amendment No. 3 as a courtesy.

General

1.                                      We note your response to comment one of our letter dated September 24, 2010, and we reissue the comment.  Please complete the missing disclosures as soon as possible.

Response: We will provide the missing information and complete the registration statement as soon as practicable.

2.                                      We note your response to comment three of our letter dated September 24, 2010, and we reissue it.  Please provide us sufficient time prior to your request for acceleration to review your pending Amendment No. 2 of your Securities Purchase Agreement.

Response: We have filed Amendment No. 2 to the Securities Purchase Agreement as Exhibit 10.1 to the Current Report on Form 8-K filed on October 29, 2010. In addition, we have revised the disclosure relating to the investors’ rights under the Securities Purchase Agreement to reflect Amendment No.2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Recent Developments, page 45

3.                                      We note from your response to comment eight of our letter dated September 24, 2010, that you believe FASB ASC 815-40-15 is not applicable to Mr. Fang’s commitment.  However, it appears you were initially obligated to perform under the claw-back provisions of the April 29, 2010 securities purchase agreement.  Please provide to us your detailed analysis of FASB ASC 815-40-15 to support how you applied FASB ASC 815-40-15 with respect to your April 29, 2010 offering for the period prior to the execution of Amendment Number 1 to the Securities Purchase Agreement on August 13, 2010, in which Mr. Fang assumed the obligation to transfer additional shares to the investors should you sell common stock at a price per share of less than $6.86.  We would expect that your analysis would address, at a minimum:

•                  whether the exercise contingency (i.e., completion of offering at a price per share lower than $6.86) represents an observable market or an observable index; and

•                  whether the settlement amount based upon the applicable formula of “$5,000,000/(Financing Price Per Share/2) -1,456,311” represents the difference between the fair value of a fixed number of your Company’s equity shares and a fixed monetary amount, and whether the formula contains a leverage factor that increases exposure to the variables incorporated within the formula.

Response: The original Securities Purchase Agreement failed to reflect the mutual understanding of the parties, as of the signing date, that if we sell common stock or common stock equivalents at a price per share of less than $6.86, then Mr. Nengbin Fang, our chairman, shall transfer, from his existing shareholding, additional shares to the investors for no additional consideration.  Therefore, an Amendment No.1 to the Securities Purchase Agreement was entered into subsequent to June 30, 2010 to clarify such mutual understanding.  We believe the subsequent amendment provides additional evidence of the conditions that existed as of June 30, 2010 and its effect should be recognized in our financial statements for the six months ended June 30, 2010.  Since from the outset we were not, and we never have been, obligated to perform under the claw-back provisions of the April 29, 2010 Securities Purchase Agreement, we believe FASB ASC 815-40-15 is not applicable from the signing date of the original Securities Purchase Agreement.

4.                                      Please explain to us why Mr. Fang assumed the obligation to transfer additional shares to the investors should you sell common stock at a price per share of less than $6.86.  In your response, describe what Mr. Fang will receive in return for assuming the obligation.  In addition, explain to us if the Company or Mr. Fang is responsible for issuing additional shares in the event Mr. Fang’s shares are exhausted in their entirety in satisfying the negative claw-back provisions.

Response: As explained in our response to Comment 3 above, the parties to the original Securities Purchase Agreement intended from the outset that Mr. Fang would have the obligation to transfer, from his shareholding additional shares to the investors should we sell common stock at a price per share of less than $6.86.  During the negotiation of the terms of the Securities Purchase Agreement, Mr. Fang, representing the interests of the Fang Family, the ultimate controlling party of the Company, agreed with the investors in the private placement on $6.86 as the reference price for the negative claw-back provision. That reference price was a compromise between the investors, who desired as high a reference price as possible, and Mr. Fang, who desired as low a reference price as possible. Like other controlling shareholders who make similar commitments to investors pursuant to negative claw-back provisions in PIPE or other private placement transactions, Mr. Fang did not, and will not, receive any compensation from the Company or the private placement investors in return for making this commitment.  The claw-back provisions were only made to reflect such agreement to protect the interests of the private placement investors.

In the event Mr. Fang’s shares are exhausted in their entirety in satisfying the negative claw-back provisions, neither the Company nor Mr. Fang is legally responsible for issuing additional shares.  However, Mr. Fang, representing the interests of the Fang Family, is unlikely to vote for a stock offering at such a low price (i.e., lower than $1.49 per share) where his shares would be exhausted entirely in order to satisfy the negative claw-back provisions.

History and Corporate Structure, page 80

5.                                      We note your response to comment 10 of our letter dated September 24, 2010, and we reissue it in part.  Please revise to incorporate your response in your registration statement.  Also, please revise to clarify why Essence Consulting was used as a conduit by purchasing shares of the shell prior to the reverse merger transaction.  Further, please revise to clarify and quantify any fees paid to Essence Consulting or its affiliates and any other consideration received by them as part of the reverse merger transaction.  As appropriate, please provide disclosure under Item 404 of Regulation S-K, including Item 404(c).

Response: We have added disclosure on page 82 of the prospectus to incorporate our response to the Staff’s comment, as follows:

Essence Consulting provides project management services to companies seeking to go public in the United States through reverse merger transactions. We engaged Essence Consulting to provide project management services in our efforts to complete a reverse merger transaction with a publicly-traded shell company domiciled in the United States. In order to secure a qualified shell company for our anticipated reverse merger transaction and to ensure such a shell company would be available while we were undergoing the necessary pre-transaction procedures, Essence Consulting entered into arm's length negotiations with Healthplace Corporation, our predecessor company. After a diligence review by its counsel, Essence Consulting entered into a stock purchase agreement, dated as of April 5, 2010, with Healthplace Corporation and its majority shareholders, pursuant to which those shareholders agreed to sell to Essence Consulting 2,280,000 unregistered shares of Healthplace Corporation's common stock for $100,000. At the closing of the transaction, Sha Chen, the director of Essence Consulting, was appointed as the sole director and sole officer of Healthplace Corporation, holding the positions of President, Treasurer and Secretary of the Company. As a result of the transaction, Essence Consulting held 2,280,000 shares,  or 75.05%, of Healthplace Corporation's 3,038,000 shares of common stock then outstanding following the completion of the transaction. On April 8, 2010, Healthplace Corporation entered into the share exchange agreement with Evercharm and Shengda Holdings, the sole shareholder of Evercharm. Pursuant to the share exchange agreement, on April 8, 2010, we acquired 100% of the issued and outstanding capital stock of Evercharm in exchange for 26,962,000 newly issued shares and 638,000  existing shares of our common stock, which constituted 92% of our issued and outstanding common stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the share exchange agreement. Essence Consulting transferred 638,000 shares to Shengda Holding as part of the share exchange transaction, after which Essence Consulting held 1,642,000 shares. After the completion of the share exchange between Healthplace Corporation and Shengda Holding, Essence Consulting transferred 1,002,000 shares to unaffiliated parties who acted as finders for Essence Consulting.  These parties are not affiliated with either the Company or Essence Consulting and are not promoters. Following the completion of all matters referred to above, Essence Consulting held 640,000 shares, or 2.1%, of our common stock then outstanding, as net compensation for the project management services it provided to us. The estimated value of such compensation was approximately $1.28 million.

We supplementally advise the Staff that Essence Consulting has advised us that it is not engaged in the business of creating shell companies.

Executive Compensation, page 107

6.                                      We note your response to comment 13 of our letter dated September 24, 2010, and we reissue it in part.  Please revise to clarify the terms of your employment agreements with Mr. Nengbin Fang and Ms. Congyi Fang.  We note that Exhibits 10.37 and 10.38 do not include either the duration of the term or the amount of compensation.  Further, the last sentence of the second paragraph under this heading does not appear accurate.  Please revise as appropriate.

Response: We have revised our disclosure on page 111 of the prospectus to clarify the terms of the employment agreements with Nengbin Fang and Congyi Fang and to correct the inaccurate statement in our disclosure noted by the Staff.

7.                                      We note that your revised Executive Compensation table includes bonus amounts for Mr. Nengbin Fang and Ms. Congyi Fang, but your disclosure on page 108 indicates you have not paid any discretionary bonuses.  Please revise to reconcile.  Further, Exhibits 10.37 and 10.38 indicate that bonuses are determined by “work performance” and a “comprehensive performance assessment.” Please revise to clarify how these bonus amounts were determined for 2009, including the identity of the persons who approved or authorized these bonuses.  To the extent that there are any potential conflicts of interests in the determination of these bonus amounts, please consider revising your Risk Factors, or advise.

Response: We have revised our disclosure on page 109 of the prospectus to reconcile that discretionary bonuses were paid.  We have also provided enhanced disclosure on page 109 of the prospectus to clarify how the bonus amounts were determined for 2009, including the approval process involved. While we acknowledge that there may have been potential conflicts of interest involved in the determination of bonuses in 2009, we believe that such conflicts of interest will be removed after this offering once we have a majority independent board of directors and fully independent compensation committee that will approve all compensation paid to our executive officers.  Therefore, we do not believe that additional risk factor disclosure is necessary.

Financial Statements

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009, page 54

8.                                      Your first sentence within the “Overview” header at page 45 of your MD&A indicates that you sell corrugated paperboards and flexo-printed and color-printed paper cartons.  Your revised disclosures at pages 54 and 55 appear to indicate that 100% of your revenues and gross profit result from the sale of flexo and color cartons.  Please tell us if you sell corrugated paperboards.  Clarify your discussion to distinguish the manufacture of corrugated paperboards for your flexo and color cartons from sales of corrugated paperboards to end customers.

Response: We have revised our disclosure throughout the prospectus to clarify that we manufacture corrugated paperboard, which is used for our flexo and color cartons, which are sold to end customers.

Unaudited Consolidated Financial Statements of China Packaging Group Inc. June 30, 2009 and 2010

16.  Subsequent Event, page F-57

9.                                      We note your response to comment 27 from our letter dated September 24, 2010.  Please complete the table provided to us to include the results of your income and asset tests of significance for your acquisition of Suzhou Asian & American Paper Products Company Limited.

Response: We provide the following table for significance testing on the acquisition of Suzhou Asian & American Paper Products Company Limited, (“Suzhou AA”), to respond to comment 27 in the last round. The result of income and asset tests of Suzhou AA was nil in the year ended December 31, 2009, because Suzhou AA was established on June 22, 2010, and there were no assets or income at and for the year ended December 31, 2009. Accordingly, it was not applicable for income and asset tests.

	Year ended December 31, 2009
	Suzhou AA	China Packaging consolidated financials	Percentage
Income test	N/A	$14,055,740	0.0%
Asset test	N/A	65,655,775	0.0%
Investment test	$442,576	65,655,775	0.7%

Part II

Exhibits

10.                               We note your response to comment 29 of our letter dated September 24, 2010, and we reissue it.  Please file your remaining exhibits as soon as possible.

Response: We will file the remaining exhibits as soon as practicable.

Form 8-K filed April 13, 2010

11.                               We note your response to comment 30 of our letter dated September 24, 2010 that Ms. Congyi Fang is not compensated as a director of Shengda Holdings.  Please advise us whether Mr. Nengbin Fang and Ms. Congyi Fang have been compensated by Shengda Holdings or at the Evercharm entity level prior to the reverse merger.

Response: We advise the Staff that Mr. Nengbin Fang and Ms. Congyi Fang have not been compensated by Shengda Holdings or at the Evercharm entity level prior to the reverse merger.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our special securities counsel, at (202) 663-8158.

Sincerely,

China Packaging Group Inc.

By:	/s/ Daliang Teng
Daliang Teng
Chief Executive Officer

cc:                                Louis A. Bevilacqua, Esq., Pillsbury Winthrop Shaw Pittman LLP

Woon-Wah Siu, Esq., Pillsbury Winthrop Shaw Pittman LLP

S. Eugene Buttrill III, Esq., DLA Piper Hong Kong

Eric Luo, Bernstein & Pinchuk LLP